

July 13, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: July 13, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and Corgi SK hynix 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications